Exhibit 99.1

530-8th Avenue SW, 6th floor
Date: March 8, 2013	Calgary AB, T2P 3S8
www.computershare.com

To:	All Canadian Securities Regulatory Authorities
Securities Exchange and Exchange Commission
New York Stock Exchange

Subject: PRECISION DRILLING CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	April 03, 2013
Record Date for Voting (if applicable) :	April 03, 2013
Beneficial Ownership Determination Date :	April 03, 2013
Meeting Date :	May 08, 2013
Meeting Location (if available) :	Calgary AB
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Consent Type(s):	n/a
Holder Provinces-Territories:	n/a
NAA for Registered Holders	No
Registered Holders Stratification Criteria:
Number of shares greater than:	n/a
Holder Provinces-Territories:	n/a

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	74022D308	CA74022D3085

Sincerely,

Computershare
Agent for PRECISION DRILLING CORPORATION